FILED BY NORTHROP GRUMMAN
                                      CORPORATION
                                      PURSUANT TO RULE 425 UNDER THE SECURITIES
                                      ACT OF 1933 AND DEEMED FILED PURSUANT TO
                                      RULE 14D-2 OF THE SECURITIES EXCHANGE ACT
                                      OF 1934
                                      SUBJECT COMPANY: NEWPORT NEWS
                                      SHIPBUILDING INC.
                                      COMMISSION FILE NO.: 1-12385

NORTHROP GRUMMAN CORPORATION
Public Information
1840 Century Park East
Los Angeles, California  90067-2199
Telephone:   310-553-6262
Fax:         310-556-4561

Contact:     Randy Belote (Media) (443) 994-1489
             Gaston Kent (Investors) (310) 201-3423

FOR IMMEDIATE RELEASE

DEPARTMENT OF JUSTICE CLEARS NORTHROP GRUMMAN
---------------------------------------------

OFFER TO ACQUIRE NEWPORT NEWS SHIPBUILDING
------------------------------------------

Transaction to Create Fully Capable, Fully Competitive
Nuclear and Non-Nuclear Shipbuilder

     LOS ANGELES - Nov. 2, 2001 - Northrop Grumman Corporation (NYSE: NOC) stated that it was informed today that the Department of Justice had closed its investigation of the company's previously announced proposal to acquire Newport News Shipbuilding Inc. (NYSE: NNS), thereby allowing the company to proceed with the acquisition of Newport News Shipbuilding of Newport News, Va.

     Kent Kresa, Northrop Grumman chairman and chief executive officer, stated, "We are very pleased with the action taken today by the Department of Justice. We believe a combination of Northrop Grumman and Newport News Shipbuilding will serve the best interests of our shareholders, employees and customers as it continues to provide competition in an industry vital to the security and defense of our nation. With Newport News, we will create a world-class, fully capable shipbuilding enterprise with expertise in every class of nuclear and non-nuclear vessels," he added.

     Northrop Grumman Corporation is a $15 billion, global aerospace and defense company with its worldwide headquarters in Los Angeles. Northrop Grumman provides technologically advanced, innovative products, services and solutions in defense and commercial electronics, systems integration, information technology and non-nuclear shipbuilding and systems. With 80,000 employees and operations in 44 states and 25 countries, Northrop Grumman serves U.S. and international military, government and commercial customers.

     THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF NEWPORT NEWS SHIPBUILDING. THE EXCHANGE OFFER STATEMENT (INCLUDING THE PROSPECTUS, THE RELATED LETTER OF ELECTION AND TRANSMITTAL AND OTHER OFFER DOCUMENTS) FILED BY NORTHROP GRUMMAN WITH THE SEC CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. THE PROSPECTUS, THE RELATED LETTER OF ELECTION AND TRANSMITTAL AND CERTAIN OTHER DOCUMENTS WILL BE MADE AVAILABLE AT NO CHARGE TO ALL STOCKHOLDERS OF NEWPORT NEWS. THE EXCHANGE OFFER STATEMENT (INCLUDING THE PROSPECTUS, THE RELATED LETTER OF ELECTION AND TRANSMITTAL AND ALL OTHER DOCUMENTS FILED WITH THE SEC) WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SEC'S WEBSITE AT WWW.SEC.GOV.
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